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                                                               EXHIBIT NO. 99.1

                          ALTAREX ANNOUNCES SUIT BY ICN

WALTHAM, Mass., Apr 26, 2002 /PRNewswire-FirstCall via COMTEX/ -- AltaRex Corp. (Toronto: AXO, OTC: ALXFF) today announced that ICN Pharmaceuticals, Inc. has brought suit against AltaRex in the Superior Court of Orange County in California claiming that AltaRex breached a letter of intent between ICN and AltaRex and seeking unspecified damages.

(Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO)

Richard E. Bagley, President and Chief Executive Officer of AltaRex stated, "We strongly believe that we have not violated the letter of intent with ICN. We intend to vigorously defend this lawsuit and to pursue any legal remedies available to the Company for any damages caused to us by this lawsuit."

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

SOURCE AltaRex Corp.

CONTACT:
Edward M. Fitzgerald, Senior Vice President and Chief Financial Officer of AltaRex Corp., +1-781-672-0138, ext. 1504, efitzgerald@altarex.com